UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 October 2024

Operational review for the quarter ended 30 September 2024

Strong operational performance with increased copper, iron ore and coal production.

“BHP had a strong start to the 2025 financial year, with production up across all major commodities for the quarter. Copper production was up 4% due to higher grade and recoveries at Escondida, and WAIO production was up 3% as we unlocked capacity by completing the debottlenecking work at the port.

We are also seeing signs of stabilisation in our steelmaking coal business with production up 20% in the quarter, excluding the recently divested Blackwater and Daunia mines.

We added to our copper growth prospects in the quarter, announcing a proposed 50/50 joint venture in Argentina with Lundin Mining to advance what we consider to be one of the most significant global copper discoveries in decades.

In Canada, our Jansen Stage 1 potash project is 58% complete after a productive summer period with first production scheduled in around two years.

China has announced a series of monetary easing policies in an effort to support economic growth, and has indicated more significant fiscal stimulus is on the horizon. Upcoming stimulus is likely to focus on relieving local debt, stabilising the property market and bolstering business confidence.”

Mike Henry BHP Chief Executive Officer
Summary

Operational excellence	Social value

On track to meet FY25 production guidance	Climate Transition Action Plan

Strong operational performance with copper production increasing 4% driven by higher concentrator feed grades and recoveries at Escondida. Production at WAIO increased 2% following commissioning of the Port Debottlenecking Project (PDP1) and completion of the South Flank ramp up.

We released our second Climate Transition Action Plan (CTAP) which lays out our climate strategy and GHG emissions goals and targets, and provides an in depth view of our plans and how we’re progressing against them. The CTAP will be put to a shareholder advisory vote at our upcoming AGM on 30 October 2024. We also announced collaborations with India’s JSW Steel and Carbon Clean and Steel Authority of India to support decarbonisation technology in steelmaking.

Portfolio	Outlook

Increased exposure to copper	Copper outlook supports growth pipeline

In July, we agreed to jointly acquire Filo Corp. with Lundin Mining through a Canadian plan of arrangement. In September, the Filo Corp shareholders approved the plan of arrangement. We also agreed to form a 50/50 joint venture with Lundin Mining to consolidate and advance the Filo del Sol and Josemaria copper projects. We expect the transaction to complete in Q3 FY25, subject to regulatory approvals.	We published our outlook for the copper market, including copper demand, copper supply and long-term copper pricing. We expect copper demand to grow by 70% by 2050, as a result of traditional economic growth, electrification and the energy transition, and digital infrastructure (including data centres). We will be hosting an investor site visit to our Chilean copper assets in November 2024 to outline our attractive organic copper growth pipeline in the region.

Production	Quarter performance				Production guidance

	Q1 FY25	v Q4 FY24	v Q1 FY24		Current FY25 guidance

Copper (kt)	476.3	(6%)	4%		1,845 – 2,045

Escondida (kt)	304.2	(2%)	11%		1,180 – 1,300		Unchanged

Pampa Norte (kt)[i]	60.1	(9%)	(23%)[i]		240 – 270	[i]	Unchanged

Copper South Australia (kt)	73.4	(18%)	2%		310 – 340		Unchanged

Antamina (kt)	36.3	(5%)	12%		115 – 135		Unchanged

Carajás (kt)	2.3	10%	92%		-		-

Iron ore (Mt)	64.6	(7%)	2%		255 – 265.5

WAIO (Mt)	63.4	(7%)	2%		250 – 260		Unchanged

WAIO (100% basis) (Mt)	71.6	(7%)	3%		282 – 294		Unchanged

Samarco (Mt)	1.3	23%	4%		5 – 5.5		Unchanged

Steelmaking coal – BMA (Mt)	4.5	(8%)	(19	%)ii	16.5 – 19

BMA (100% basis) (Mt)	9.0	(8%)	(19	%)ii	33 – 38		Unchanged

Energy coal – NSWEC (Mt)	3.7	(2%)	2%		13 – 15		Unchanged

Nickel – Western Australia Nickel (kt)	19.6	(15%)	(3%)		-		-

i

Q1 FY24 includes 9.5 kt from Cerro Colorado which entered care and maintenance in December 2023. Excluding these volumes, Q1 FY25 production decreased 13%. Production guidance for FY25 is for Spence only. Refer to production and sales report and copper for further information.

ii

Q1 FY24 production includes 1.8 Mt (3.7 Mt on a 100% basis) from Blackwater and Daunia mines which were divested on 2 April 2024. Excluding these volumes, Q1 FY25 production increased 20%. Refer to production and sales report and steelmaking coal for further information.

BHP | Operational review for the year ended 30 September 2024

Segment and asset performance | FY25 YTD v FY24 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper

Production 476 kt 4% Q1 FY24 457 kt FY25e 1,845 – 2,045 kt Average realised price US$4.24/lb 17% Q1 FY24 US$3.63/lb

Total copper production increased 4% to 476 kt. Copper production guidance for FY25 remains unchanged at between 1,845 and 2,045 kt.

Escondida 304 kt 11% (100% basis)

Increased production primarily due to a higher concentrator feed grade of 1.00% (Q1 FY24: 0.85%) and higher recoveries as mining progressed into areas of higher-grade ore as planned. This was partially offset by planned lower cathode production, as the integration of the FullSaL project continued. The project remains on track for first production later in FY25.

A new collective agreement with Union N°1 of Operators and Maintainers was signed and became effective for 36 months from 2 August 2024. The associated industrial action did not have a material impact on production during the quarter as a result of mitigating actions taken by management, including mine resequencing and prioritisation of ore movement.

During Q1 FY25, one access ramp into the PL1 high grade mining area was impacted by geotechnical instability. We utilised alternative access ramps and completed stabilisation works, and as a result no material production impacts are expected.

Production guidance for FY25 remains unchanged at between 1,180 and 1,300 kt, weighted to the second half. Concentrator feed grade for FY25 is expected to remain above 0.90%.

Pampa Norte 60 kt 23%

Spence production decreased 13% as expected, as a result of lower cathode production in line with an expected decline in stacked feed grade and planned quarterly maintenance at the concentrator. Concentrator feed grade and recoveries are in line with prior periods.

Production guidance for Spence remains unchanged at between 240 and 270 kt for FY25.

Cerro Colorado remains in temporary care and maintenance (having contributed 9.5 kt in Q1 FY24).

Copper South Australia 73 kt 2%

Higher production primarily driven by strong underlying operational performance, particularly at Carrapateena following the commissioning of Crusher 2 in Q3 FY24 which has enabled higher productivity from the sub-level cave and resulted in an increase in ore mined and milled. We also completed planned major maintenance at Olympic Dam on the hoist and underground materials handling system, and annual planned maintenance at the refinery. Production was lower at Prominent Hill due to minor pit geotechnical instability and ventilation constraints which impacted trucking capacity and ore mined, both of which have since been rectified.

Production guidance for FY25 remains unchanged at between 310 and 340 kt, weighted to the second half.

Other copper

At Antamina, copper production increased 12% to 36 kt as a result of higher ore grade and recoveries, partially offset by planned lower concentrator throughput. Zinc production was 46% lower at 19 kt, as a result of planned lower feed grades. FY25 copper production guidance of between 115 and 135 kt and zinc production guidance of between 90 and 110 kt remain unchanged.

Carajás produced 2.3 kt of copper and 1.7 troy koz of gold.

BHP | Operational review for the year ended 30 September 2024

Iron ore

Production 65 Mt 2% Q1 FY24 63 Mt FY25e 255 – 265.5 Mt Average realised price US$80.10/wmt 18% Q1 FY24 US$98.04/wmt

Iron ore production increased 2% to 65 Mt. Production guidance for FY25 remains unchanged at between 255 and 265.5 Mt.

WAIO 63.4 Mt 2% | 71.6 Mt (100% basis)

Production increased as a result of strong supply chain performance with increased capacity unlocked by PDP1. Higher volumes were delivered from the Central Pilbara hub (South Flank and Mining Area C) following the completion of South Flank ramp up in FY24. We continue to progress the multi-year Rail Technology Program (RTP1), with tie-in activity increasing in FY25.

Production guidance for FY25 remains unchanged at between 250 and 260 Mt (282 and 294 Mt on a 100% basis).

Samarco 1.3 Mt 4% | 2.6 Mt (100% basis)]

Production increased due to early resumption of Pelletizing Plant No. 4 enabling improved performance. Production guidance for FY25 remains unchanged at between 5 and 5.5 Mt. The second concentrator at Samarco is expected to come online during Q3 FY25, which will increase production capacity to ~16 Mtpa of pellets (100% basis) once fully ramped up, which is expected to be by the end of FY26.

BHP Brasil, Samarco and Vale have been engaging in negotiations with the Brazilian State and Federal Governments and other public entities to seek a settlement of obligations under the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure. Those negotiations are ongoing.

BHP Group Limited and BHP Group (UK) Limited are defendants to a group action claim in the English High Court, brought by over 600,000 claimants seeking damages in relation to the Fundão Dam failure in 2015. The liability hearing for the group action will begin on 21 October 2024.

Coal Steelmaking coal
Production 4.5 Mt 19% Q1 FY24 5.6 Mt FY25e 16.5 – 19 Mt Average realised price US$214.86/t 9% Q1 FY24 US$237.07/t

BMA 4.5 Mt 19% | 9 Mt (100% basis)

Production increased 20% (excluding 1.8 Mt from Blackwater and Daunia in Q1 FY24), due to increased stripping enabled by improved truck productivity as well as Q1 FY24 being impacted by the extended longwall move at Broadmeadow. We maintain our focus on restoring value chain stability, with an increase in raw coal inventory, which will continue into CY26.

During the quarter we completed planned maintenance at Goonyella Riverside and Hay Point Coal Terminal, and commenced a longwall move at Broadmeadow.

Production guidance for FY25 remains unchanged at between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis).

BHP | Operational review for the year ended 30 September 2024

Energy coal
Production 3.7 Mt 2% Q1 FY24 3.6 Mt FY25e 13 – 15 Mt Average realised price US$124.32/t 1% Q1 FY24 US$125.66/t

NSWEC 3.7 Mt 2%

Production increased 2%, including a higher proportion of washed coal in line with our strategy of prioritising higher quality coals. This was enabled by a drawdown of inventory to offset the impacts of reduced truck availability and unfavourable weather conditions.

Production guidance for FY25 remains unchanged at between 13 and 15 Mt.

The modification to extend mining consent to 30 June 2030 is currently being assessed by the NSW Government with an outcome anticipated in Q3 FY25.

Group & Unallocated

Nickel

Production	Western Australia Nickel 19.6 kt 3%

19.6 kt 3% Q1 FY24 20.2 kt Average realised price US$16,359/t 20% Q1 FY24 US$20,354/t

Production decreased as we commenced the temporary suspension of operations at Nickel West. Operations will be suspended from October 2024 and handover activities will be completed by December 2024. We continue to support the workforce through this transition period and have made redeployment offers to a large portion of our frontline employees.

We expect costs to remain elevated during the transition to suspension in the first half and we plan to invest ~US$300 m per annum beginning in January 2025 to preserve optionality for a potential restart.

No production guidance has been provided for FY25.

Quarterly performance | Q1 FY25 v Q4 FY24

Copper		Iron ore
476 kt 6% Q4 FY24 505 kt	Lower production due to planned maintenance, in particular across Copper SA, lower concentrator throughput and production across leaching at Escondida due to mine sequencing, and planned lower grades at Spence.	65 Mt 7% Q4 FY24 69 Mt	Lower production at WAIO as a result of planned equipment maintenance and increased RTP1 tie-in activity.
Steelmaking coal		Energy coal
4.5 Mt 8% Q4 FY24 4.9 Mt

Lower production as a result of the ramp down and commencement of the longwall move at Broadmeadow in Q1 FY25, and higher yield and lower strip ratio in the prior quarter as a result of mine sequencing.

		3.7 Mt 2% Q4 FY24 3.8 Mt	Slightly lower production due to operational challenges from truck availability and wet weather, partially offset by a drawdown of inventory.
Nickel
19.6 kt 15% Q4 FY24 23.0 kt	Lower production as transition of operations to temporary suspension commenced.

BHP | Operational review for the year ended 30 September 2024

Appendix 1

Average realised pricesi

	Quarter
	Q1 FY25	v Q4 FY24	v Q1 FY24
Copper (US$/lb)ii	4.24	(7%)	17%
Iron ore (US$/wmt, FOB)	80.10	(12%)	(18%)
Steelmaking coal (US$/t)iii	214.86	(12%)	(9%)
Thermal coal (US$/t)iv	124.32	1%	(1%)
Nickel metal (US$/t)[v]	16,359	(11%)	(20%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii	Sales from Carrapateena and Prominent Hill acquired through the purchase of OZL are included from Q4 FY24.

iii

From FY25, steelmaking coal refers to Hard Coking Coal which is generally those steelmaking coals with a Coke Strength after Reaction (CSR) of 35 and above, and includes coals across the spectrum from Premium Coking to Semi Hard Coking coals. Comparative periods include impacts from Weak Coking Coal, which refers generally to those steelmaking coals with a CSR below 35, which were sold by Blackwater and Daunia mines, divested on 2 April 2024.

iv	Export sales only. Includes thermal coal sales from steelmaking coal mines.

v	Relates to refined nickel metal only, excludes intermediate products and nickel sulphate.

Current year unit cost guidance

Unit cost	Current FY25 guidance[i]

Escondida (US$/lb)	1.30 –1.60		Unchanged

Spence (US$/lb)	2.00 – 2.30		Unchanged

Copper South Australia (US$/lb)	1.30 –1.80	ii	Unchanged

WAIO (US$/t)	18.00 –19.50		Unchanged

BMA (US$/t)	112 – 124		Unchanged

i	FY25 unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

ii	Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 –1,000 ktpa	US$	1.50 –1.80/lb

Spence	~250 ktpa	US$	2.05 – 2.35/lb

WAIO	>305 Mtpa		<US$17.50/t

BMA	43 – 45 Mtpa		<US$110/t

i	Medium term refers to a five year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

iii	Medium term refers to FY27 onwards. Production for FY25 and FY26 are expected to average between 1,200 and 1,300 kt.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 58 complete	%

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 4 complete	%

The operating expenditure related to Potash for FY25 is expected to be ~US$300 m.

Exploration

Minerals exploration and evaluation expenditure was US$104 m for Q1 FY25 (Q1 FY24: US$105 m) of which US$91 m was expensed (Q1 FY24: US$93 m).

BHP | Operational Review for the quarter ended 30 September 2024

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var	Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var
			2023	2023	2024	2024	2024	2024	2023	%	2023	2023	2024	2024	2024	2024	2023	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	317.3	308.7	339.0	370.4	360.9	360.9	317.3	14%	298.0	316.5	281.5	378.7	429.1	429.1	298.0	44%
	Escondida	kt	221.3	207.7	239.2	258.5	264.8	264.8	221.3	20%	209.5	211.7	204.0	261.3	310.8	310.8	209.5	48%
	Pampa Norte	kt	38.8	32.6	39.5	39.4	35.7	35.7	38.8	(8)%	31.3	34.9	26.9	49.3	44.0	44.0	31.3	41%
	Copper South Australia	kt	23.5	27.4	23.3	32.1	21.8	21.8	23.5	(7)%	22.2	31.6	17.1	28.0	30.4	30.4	22.2	37%
	Antamina	kt	32.5	39.2	33.9	38.3	36.3	36.3	32.5	12%	32.8	38.3	31.3	37.4	39.6	39.6	32.8	21%
	Carajás	kt	1.2	1.8	3.1	2.1	2.3	2.3	1.2	92%	2.2	-	2.2	2.7	4.3	4.3	2.2	95%
	Cathode	kt	139.7	128.7	126.8	134.4	115.4	115.4	139.7	(17)%	131.9	137.6	120.1	142.3	110.7	110.7	131.9	(16)%
	Escondida	kt	52.0	46.9	49.0	50.7	39.4	39.4	52.0	(24)%	49.2	52.2	44.3	54.6	37.6	37.6	49.2	(24)%
	Pampa Norte	kt	39.5	27.2	22.1	26.5	24.4	24.4	39.5	(38)%	36.6	31.1	22.1	26.5	24.1	24.1	36.6	(34)%
	Copper South Australia	kt	48.2	54.6	55.7	57.2	51.6	51.6	48.2	7%	46.1	54.3	53.7	61.2	49.0	49.0	46.1	6%
	Total	kt	457.0	437.4	465.8	504.8	476.3	476.3	457.0	4%	429.9	454.1	401.6	521.0	539.8	539.8	429.9	26%
Lead	Payable metal in concentrate	t	96	105	-	131	21	21	96	(78)%	154	91	108	9	125	125	154	(19)%
	Antamina	t	96	105	-	131	21	21	96	(78)%	154	91	108	9	125	125	154	(19)%
Zinc	Payable metal in concentrate	t	35,669	33,475	18,409	15,839	19,374	19,374	35,669	(46)%	33,912	37,092	17,559	14,118	19,609	19,609	33,912	(42)%
	Antamina	t	35,669	33,475	18,409	15,839	19,374	19,374	35,669	(46)%	33,912	37,092	17,559	14,118	19,609	19,609	33,912	(42)%
Gold	Payable metal in concentrate	troy oz	89,020	94,768	79,159	100,013	85,668	85,668	89,020	(4)%	87,687	98,969	70,398	92,323	98,936	98,936	87,687	13%
	Escondida	troy oz	48,063	48,633	38,955	45,410	46,963	46,963	48,063	(2)%	48,063	48,633	38,955	45,410	46,963	46,963	48,063	(2)%
	Pampa Norte	troy oz	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%
	Copper South Australia	troy oz	36,228	42,051	36,427	48,355	32,928	32,928	36,228	(9)%	34,176	47,482	28,136	40,507	44,761	44,761	34,176	31%
	Carajás	troy oz	798	1,230	1,958	1,572	1,734	1,734	798	117%	1,517	-	1,488	1,730	3,169	3,169	1,517	109%
	Refined gold	troy oz	53,028	55,828	49,128	49,139	37,385	37,385	53,028	(29)%	54,036	55,349	41,710	52,687	40,326	40,326	54,036	(25)%
	Copper South Australia	troy oz	53,028	55,828	49,128	49,139	37,385	37,385	53,028	(29)%	54,036	55,349	41,710	52,687	40,326	40,326	54,036	(25)%
	Total	troy oz	142,048	150,596	128,287	149,152	123,053	123,053	142,048	(13)%	141,723	154,318	112,108	145,010	139,262	139,262	141,723	(2)%
Silver	Payable metal in concentrate	troy koz	2,582	3,074	2,620	3,317	3,150	3,150	2,582	22%	2,527	2,938	2,431	3,137	3,126	3,126	2,527	24%
	Escondida	troy koz	1,168	1,401	1,328	1,549	1,546	1,546	1,168	32%	1,168	1,401	1,328	1,549	1,546	1,546	1,168	32%
	Pampa Norte	troy koz	356	388	327	583	503	503	356	41%	356	388	327	583	503	503	356	41%
	Copper South Australia	troy koz	260	310	252	312	223	223	260	(14)%	258	364	189	311	295	295	258	14%
	Antamina	troy koz	798	975	713	873	878	878	798	10%	745	785	587	694	782	782	745	5%
	Refined silver	troy koz	261	221	248	265	206	206	261	(21)%	219	222	188	329	202	202	219	(8)%
	Copper South Australia	troy koz	261	221	248	265	206	206	261	(21)%	219	222	188	329	202	202	219	(8)%
	Total	troy koz	2,843	3,295	2,868	3,582	3,356	3,356	2,843	18%	2,746	3,160	2,619	3,466	3,328	6,454	5,273	22%
Uranium	Payable metal in concentrate	t	825	986	863	929	672	672	825	(19)%	481	895	394	1,554	677	677	481	41%
	Copper South Australia	t	825	986	863	929	672	672	825	(19)%	481	895	394	1,554	677	677	481	41%
Molybdenum	Payable metal in concentrate	t	612	481	824	699	1,084	1,084	612	77%	564	468	677	678	862	862	564	53%
	Pampa Norte	t	329	145	203	117	182	182	329	(45)%	303	162	219	134	181	181	303	(40)%
	Antamina	t	283	336	621	582	902	902	283	219%	261	306	458	544	681	681	261	161%
Iron ore	Western Australia Iron Ore (WAIO)	kt	62,004	64,460	60,299	68,173	63,363	63,363	62,004	2%	64,180	62,606	61,868	67,323	63,408	63,408	64,180	(1)%
	Samarco	kt	1,231	1,302	1,174	1,041	1,285	1,285	1,231	4%	1,136	1,329	1,258	1,043	1,002	1,002	1,136	(12)%
	Total	kt	63,235	65,762	61,473	69,214	64,648	64,648	63,235	2%	65,316	63,935	63,126	68,366	64,410	64,410	65,316	(1)%
Steelmaking coal¹	BHP Mitsubishi Alliance (BMA)	kt	5,601	5,717	6,035	4,922	4,515	4,515	5,601	(19)%	5,325	5,706	6,359	4,904	4,273	4,273	5,325	(20)%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,613	3,855	4,149	3,751	3,675	3,675	3,613	2%	3,307	4,250	3,932	3,678	3,951	3,951	3,307	19%
Nickel	Western Australia Nickel	kt	20.2	19.6	18.8	23.0	19.6	19.6	20.2	(3)%	18.9	20.0	18.8	23.2	19.9	19.9	18.9	5%
Cobalt	Western Australia Nickel	t	192	182	179	181	294	294	192	53%	192	110	179	181	294	294	192	53%

1 Includes BMA thermal coal sales.

BHP | Operational Review for the quarter ended 30 September 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %
	Production and sales
	By asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	87,462	95,168	103,872	102,752	100,416	100,416	87,462	15%
	Concentrator throughput	kt	33,332	34,752	31,653	34,377	32,488	32,488	33,332	(3)%
	Average copper grade—concentrator	%	0.85%	0.78%	0.92%	0.99%	1.00%	1.00%	0.85%	18%
	Production ex mill	kt	225.7	217.6	238.6	279.5	269.9	269.9	225.7	20%
	Payable copper	kt	221.3	207.7	239.2	258.5	264.8	264.8	221.3	20%	209.5	211.7	204.0	261.3	310.8	310.8	209.5	48%
	Copper cathode (EW)	kt	52.0	46.9	49.0	50.7	39.4	39.4	52.0	(24)%	49.2	52.2	44.3	54.6	37.6	37.6	49.2	(24)%
	Oxide leach	kt	17.5	17.0	14.4	13.8	7.8	7.8	17.5	(55)%
	Sulphide leach	kt	34.5	29.9	34.6	36.9	31.6	31.6	34.5	(8)%
	Total copper	kt	273.3	254.6	288.2	309.2	304.2	304.2	273.3	11%	258.7	263.9	248.3	315.9	348.4	348.4	258.7	35%
	Payable gold concentrate	troy oz	48,063	48,633	38,955	45,410	46,963	46,963	48,063	(2)%	48,063	48,633	38,955	45,410	46,963	46,963	48,063	(2)%
	Payable silver concentrate	troy koz	1,168	1,401	1,328	1,549	1,546	1,546	1,168	32%	1,168	1,401	1,328	1,549	1,546	1,546	1,168	32%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	38.8	32.6	39.5	39.4	35.7	35.7	38.8	(8)%	31.3	34.9	26.9	49.3	44.0	44.0	31.3	41%
	Cathode	kt	39.5	27.2	22.1	26.5	24.4	24.4	39.5	(38)%	36.6	31.1	22.1	26.5	24.1	24.1	36.6	(34)%
	Total copper	kt	78.3	59.8	61.6	65.9	60.1	60.1	78.3	(23)%	67.9	66.0	49.0	75.8	68.1	68.1	67.9	0%
Gold		troy oz	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%
Silver		troy koz	356	388	327	583	503	503	356	41%	356	388	327	583	503	503	356	41%
Molybdenum		t	329	145	203	117	182	182	329	(45)%	303	162	219	134	181	181	303	(40)%

Cerro Colorado¹
	Material mined	kt	-	-	-	-	-	-	-	-
	Ore stacked	kt	154	-	-	-	-	-	154	(100)%
	Average copper grade—stacked	%	0.58%	-	-	-	-	-	0.58%	(100)%
	Copper cathode (EW)	kt	9.5	1.6	-	-	-	-	9.5	(100)%	8.8	3.7	-	-	-	-	8.8	(100)%

Spence
	Material mined	kt	27,654	25,973	15,968	19,951	23,260	23,260	27,654	(16)%
	Ore stacked	kt	5,113	4,744	6,008	5,926	4,928	4,928	5,113	(4)%
	Average copper grade—stacked	%	0.60%	0.59%	0.56%	0.54%	0.73%	0.73%	0.60%	22%
	Concentrator throughput	kt	8,473	7,151	8,055	7,766	7,547	7,547	8,473	(11)%
	Average copper grade—concentrator	%	0.64%	0.65%	0.64%	0.70%	0.64%	0.64%	0.64%	0%
	Payable copper	kt	38.8	32.6	39.5	39.4	35.7	35.7	38.8	(8)%	31.3	34.9	26.9	49.3	44.0	44.0	31.3	41%
	Copper cathode (EW)	kt	30.0	25.6	22.1	26.5	24.4	24.4	30.0	(19)%	27.8	27.4	22.1	26.5	24.1	24.1	27.8	(13)%
	Total copper	kt	68.8	58.2	61.6	65.9	60.1	60.1	68.8	(13)%	59.1	62.3	49.0	75.8	68.1	68.1	59.1	15%
	Payable gold concentrate	troy oz	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%	3,931	2,854	1,819	4,676	4,043	4,043	3,931	3%
	Payable silver concentrate	troy koz	356	388	327	583	503	503	356	41%	356	388	327	583	503	503	356	41%
	Payable molybdenum	t	329	145	203	117	182	182	329	(45)%	303	162	219	134	181	181	303	(40)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the quarter ended 30 September 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var	Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var
			2023	2023	2024	2024	2024	2024	2023	%	2023	2023	2024	2024	2024	2024	2023	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	26.2	30.6	27.4	34.7	27.9	27.9	26.2	6%	22.2	31.6	17.1	28.0	30.4	30.4	22.2	37%
	Cathode	kt	48.2	54.6	55.7	57.2	51.6	51.6	48.2	7%	46.1	54.3	53.7	61.2	49.0	49.0	46.1	6%
	Total copper	kt	74.4	85.2	83.1	91.9	79.5	79.5	74.4	7%	68.3	85.9	70.8	89.2	79.4	79.4	68.3	16%
	Payable metal in concentrate transfer to Olympic Dam¹	kt	(2.7)	(3.2)	(4.1)	(2.6)	(6.1)	(6.1)	(2.7)	126%
	Net copper	kt	71.7	82	79	89.3	73.4	73.4	71.7	2%
Gold	Payable metal in concentrate	troy oz	41,424	48,051	43,209	52,045	46,452	46,452	41,424	12%	34,176	47,482	28,136	40,507	44,761	44,761	34,176	31%
	Refined gold	troy oz	53,028	55,828	49,128	49,139	37,385	37,385	53,028	(29)%	54,036	55,349	41,710	52,687	40,326	40,326	54,036	(25)%
	Total gold	troy oz	94,452	103,879	92,337	101,184	83,837	83,837	94,452	(11)%	88,212	102,831	69,846	93,194	85,087	85,087	88,212	(4)%
	Payable metal in concentrate transfer to Olympic Dam¹	troy oz	(5,196)	(6,000)	(6,782)	(3,690)	(13,524)	(13,524)	(5,196)	160%
	Net gold	troy oz	89,256	97,879	85,555	97,494	70,313	70,313	89,256	(21)%
Silver	Payable metal in concentrate	troy koz	271	323	282	333	254	254	271	(6)%	258	364	189	311	295	295	258	14%
	Refined silver	troy koz	261	221	248	265	206	206	261	(21)%	219	222	188	329	202	202	219	(8)%
	Total silver	troy koz	532	544	530	598	460	460	532	(14)%	477	586	377	640	497	497	477	4%
	Payable metal in concentrate transfer to Olympic Dam¹	troy koz	(11)	(13)	(30)	(21)	(31)	(31)	(11)	182%
	Net silver	troy koz	521	531	500	577	429	429	521	(18)%
Uranium		t	825	986	863	929	672	672	825	(19)%	481	895	394	1,554	677	677	481	41%

Olympic Dam
	Material mined	kt	2,655	2,537	2,747	2,815	2,734	2,734	2,655	3%
	Ore milled	kt	2,596	2,634	2,511	2,912	2,617	2,617	2,596	1%
	Average copper grade	%	1.96%	2.12%	1.96%	2.00%	1.99%	1.99%	1.96%	2%
	Average uranium grade	kg/t	0.56	0.62	0.57	0.58	0.60	0.60	0.56	7%
	Copper cathode (ER and EW)	kt	48.2	54.6	55.7	57.2	51.6	51.6	48.2	7%	46.1	54.3	53.7	61.2	49.0	49.0	46.1	6%
	Refined gold	troy oz	53,028	55,828	49,128	49,139	37,385	37,385	53,028	(29)%	54,036	55,349	41,710	52,687	40,326	40,326	54,036	(25)%
	Refined silver	troy koz	261	221	248	265	206	206	261	(21)%	219	222	188	329	202	202	219	(8)%
	Payable uranium	t	825	986	863	929	672	672	825	(19)%	481	895	394	1,554	677	677	481	41%

Prominent Hill²
	Material mined	kt	1,110	1,125	1,094	1,175	927	927	1,110	(16)%
	Ore milled	kt	1,652	1,800	1,473	1,815	1,559	1,559	1,652	(6)%
	Average copper grade	%	0.85%	0.83%	0.86%	0.94%	0.73%	0.73%	0.85%	(14)%
	Concentrate produced	kt	23.8	23.6	22.3	28.4	19.6	19.6	23.8	(18)%
	Payable copper	kt	12.1	12.9	10.9	14.6	9.5	9.5	12.1	(21)%	8.4	10.6	6.5	7.3	10.9	10.9	8.4	30%
	Payable gold concentrate	troy oz	22,031	25,779	21,019	25,357	20,976	20,976	22,031	(5)%	15,524	20,045	14,644	12,955	18,719	18,719	15,524	21%
	Payable silver concentrate	troy koz	63	65	62	90	63	63	63	0%	53	59	38	48	73	73	53	38%

Carrapateena²
	Material mined	kt	1,201	1,310	1,232	1,486	1,470	1,470	1,201	22%
	Ore milled	kt	1,230	1,307	1,226	1,450	1,446	1,446	1,230	18%
	Average copper grade	%	1.29%	1.52%	1.52%	1.57%	1.45%	1.45%	1.29%	12%
	Concentrate produced	kt	37.6	49.2	45.9	62.0	59.2	59.2	37.6	57%
	Payable copper	kt	14.1	17.7	16.5	20.1	18.4	18.4	14.1	30%	13.8	21.0	10.6	20.7	19.5	19.5	13.8	41%
	Payable gold concentrate	troy oz	19,393	22,272	22,190	26,688	25,476	25,476	19,393	31%	18,652	27,437	13,492	27,552	26,042	26,042	18,652	40%
	Payable silver concentrate	troy koz	208	258	220	243	191	191	208	(8)%	205	305	151	263	222	222	205	8%

1 Excludes prior year production previously reported and transferred during the period.

2 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

BHP | Operational Review for the quarter ended 30 September 2024

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %

Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	63,310	61,539	56,233	62,481	64,094	64,094	63,310	1%
Concentrator throughput	kt	14,246	14,824	14,312	14,534	13,096	13,096	14,246	(8)%
Average head grade - copper	%	0.83%	0.90%	0.83%	0.91%	0.91%	0.91%	0.83%	10%
Average head grade - zinc	%	1.17%	1.03%	0.68%	0.68%	0.67%	0.67%	1.17%	(43)%
Payable copper	kt	32.5	39.2	33.9	38.3	36.3	36.3	32.5	12%	32.8	38.3	31.3	37.4	39.6	39.6	32.8	21%
Payable zinc	t	35,669	33,475	18,409	15,839	19,374	19,374	35,669	(46)%	33,912	37,092	17,559	14,118	19,609	19,609	33,912	(42)%
Payable silver	troy koz	798	975	713	873	878	878	798	10%	745	785	587	694	782	782	745	5%
Payable lead	t	96	105	-	131	21	21	96	(78)%	154	91	108	9	125	125	154	(19)%
Payable molybdenum	t	283	336	621	582	902	902	283	219%	261	306	458	544	681	681	261	161%

Carajás, Brazil¹	BHP interest 100%
Material mined	kt	74	115	163	134	180	180	74	143%
Ore milled	kt	70	119	163	135	161	161	70	130%
Average copper grade	%	1.91%	1.69%	2.07%	1.68%	1.61%	1.61%	1.91%	(16)%
Production ex mill	kt	5.2	7.6	12.9	8.8	9.9	9.9	5.2	90%
Payable copper	kt	1.2	1.8	3.1	2.1	2.3	2.3	1.2	92%	2.2	-	2.2	2.7	4.3	4.3	2.2	95%
Payable gold concentrate	troy oz	798	1,230	1,958	1,572	1,734	1,734	798	117%	1,517	-	1,488	1,730	3,169	3,169	1,517	109%
1 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	13,234	15,468	15,032	14,368	13,358	13,358	13,234	1%
Area C Joint Venture	kt	25,804	26,074	24,920	29,070	28,839	28,839	25,804	12%
Yandi Joint Venture	kt	3,150	4,978	4,434	5,293	4,440	4,440	3,150	41%
Jimblebar¹	kt	19,816	17,940	15,913	19,442	16,726	16,726	19,816	(16)%
Total	kt	62,004	64,460	60,299	68,173	63,363	63,363	62,004	2%
Total (100%)	kt	69,448	72,670	68,131	76,773	71,593	71,593	69,448	3%
Lump	kt									20,969	19,176	19,175	20,260	19,377	19,377	20,969	(8)%
Fines	kt									43,211	43,430	42,693	47,063	44,031	44,031	43,211	2%
Total	kt									64,180	62,606	61,868	67,323	63,408	63,408	64,180	(1)%
Total (100%)	kt									71,748	70,340	69,775	75,898	71,543	71,543	71,748	0%
1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,231	1,302	1,174	1,041	1,285	1,285	1,231	4%	1,136	1,329	1,258	1,043	1,002	1,002	1,136	(12)%

BHP | Operational Review for the quarter ended 30 September 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Sep 2024	Sep 2023	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater¹	kt	1,295	1,182	1,070	25	-	-	1,295	(100)%

	Goonyella	kt	827	1,736	1,824	2,047	1,359	1,359	827	64%

	Peak Downs	kt	1,121	846	1,012	1,238	1,249	1,249	1,121	11%

	Saraji	kt	1,010	701	759	817	940	940	1,010	(7)%

	Daunia¹	kt	545	431	524	13	-	-	545	(100)%

	Caval Ridge	kt	803	821	846	782	967	967	803	20%

	Total[2]	kt	5,601	5,717	6,035	4,922	4,515	4,515	5,601	(19)%

	Total (100%)	kt	11,202	11,434	12,070	9,844	9,030	9,030	11,202	(19)%

	Coking coal	kt									4,497	4,756	5,410	4,862	4,273	4,273	4,497	(5)%

	Weak coking coal	kt									529	752	927	42	-	-	529	(100)%

	Thermal coal	kt									299	198	22	-	-	-	299	(100)%

	Total	kt									5,325	5,706	6,359	4,904	4,273	4,273	5,325	(20)%

	Total (100%)	kt									10,650	11,412	12,718	9,808	8,546	8,546	10,650	(20)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. 2 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									3,087	3,942	3,558	3,254	3,416	3,416	3,087	11%

	Domestic¹	kt									220	308	374	424	535	535	220	143%

	Total	kt	3,613	3,855	4,149	3,751	3,675	3,675	3,613	2%	3,307	4,250	3,932	3,678	3,951	3,951	3,307	19%

1 Domestic sales in FY24 were made under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice 2023.

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia		BHP interest 100%

Mt Keith	Nickel concentrate	kt	42.7	43.8	32.4	42.6	35.9	35.9	42.7	(16)%

	Average nickel grade	%	16.7	16.8	15.2	17.8	17.1	17.1	16.7	2%

Leinster	Nickel concentrate	kt	66.0	63.4	60.3	76.6	72.5	72.5	66.0	10%

	Average nickel grade	%	8.1	8.0	7.8	9.0	8.8	8.8	8.1	9%

	Refined nickel¹	kt	13.8	12.6	8.8	14.7	12.1	12.1	13.8	(12)%	13.2	13.0	8.6	14.8	13.5	13.5	13.2	2%

	Nickel sulphate²	kt	0.9	0.7	1.0	1.6	0.3	0.3	0.9	(67)%	0.8	0.7	0.8	1.5	0.6	0.6	0.8	(25)%

	Intermediates and nickel by-products³	kt	5.5	6.3	9.0	6.7	7.2	7.2	5.5	31%	4.9	6.3	9.4	6.9	5.8	5.8	4.9	18%

	Total nickel	kt	20.2	19.6	18.8	23.0	19.6	19.6	20.2	(3)%	18.9	20.0	18.8	23.2	19.9	19.9	18.9	5%

	Cobalt by-products	t	192	182	179	181	294	294	192	53%	192	110	179	181	294	294	192	53%

1	High quality refined nickel metal, including briquettes and powder.

2	Nickel sulphate crystals produced from nickel powder.

3	Nickel contained in matte and by-product streams.

BHP | Operational review for the year ended 30 September 2024

Variance analysis relates to the relative performance of BHP and/or its operations during the three months ended September 2024 compared with the three months ended September 2023, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 - Subsidiaries of the Financial Statements in BHP’s 2024 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
Mobile: +61 417 622 839	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
Mobile: +61 411 071 715	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

North America	Americas

Megan Hjulfors	Monica Nettleton
Mobile: +1 403 605 2314	Mobile: +1 416 518 6293

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 17, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary